As filed with the Securities and Exchange Commission on March 8, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                      HEMLOCK FEDERAL FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                      HEMLOCK FEDERAL FINANCIAL CORPORATION
--------------------------------------------------------------------------------
Names of Filing Persons (identifying status as offeror, issuer or other person)

                    Commons Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   423666 10 6
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Maureen G. Partynski
                      Hemlock Federal Financial Corporation
                             5700 West 159th Street
                           Oak Forest, Illinois 60452
                                 (708) 687-9400
--------------------------------------------------------------------------------
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:

                            Martin L. Meyrowitz, P.C.
                                Beth A. Freedman
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100

                                February 1, 2000
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE



Transaction valuation*            Amount of filing fee
--------------------------------  ---------------------------------------
         $6,790,000                        $1,358
--------------------------------  ---------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 388,000 shares at the maximum tender offer price of $17.50 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,358        Filing Party: Hemlock Federal Financial
                                                      Corporation

Form or Registration No.: Schedule TO   Date Filed:   February 1, 2000

Item 11.  Additional Information.

         The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press releases contained at Item 12(a), is incorporated herein by reference.


Item 12.  Exhibits.

         (a)   (2)  (8) Text of Press Release issued by the Company, dated March
                    3, 2000; and (9) text of Press Release issued by the Company, dated March 8, 2000.

         (b)   Not applicable.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   Not applicable.

         (g)   Not applicable.

         (h)   Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


Date:      March 8, 2000               HEMLOCK FEDERAL FINANCIAL CORPORATION


                                       By:    /s/ Maureen G. Partynski
                                          -------------------------------------
                                           Maureen G. Partynski
                                           Chairman and Chief Executive Officer

                                                                Exhibit (a)(2)-8

HFFC     HEMLOCK FEDERAL
         FINANCIAL CORPORATION

For more information contact:                            FOR IMMEDIATE RELEASE
Michael R. Stevens, President                            March 3, 2000
(708) 687-9400


                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                  ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

         Oak Forest, Illinois -- Hemlock Federal Financial Corporation,  (NASDAQ
NMS: HMLK) announced today preliminary results of the Modified Dutch Auction Tender Offer that expired on Wednesday, March 1, 2000 at 5:00 p.m. New York City time. Based on preliminary count, 420,355 shares are expected to be purchased. Subject to verification, the price will be $15 per share for all shares purchased in the tender. Both the number of shares and the share price set forth above are preliminary and are subject to verification by Registrar and Transfer Company, which acted as the Depositary in the Offer. The actual number of shares to be purchased and the price per share will be announced within several days upon completion of the verification process. It is currently expected that the payment for all shares purchased will be made on or about Wednesday, March 8, 2000.

         The tender offer was commenced on February 1, 2000. Under the terms of the offer, Hemlock Federal Financial Corporation originally offered to repurchase up to 388,000 shares of its common stock within a price range of $15.00 per share to $17.50 per share (with the ability to repurchase up to an additional 2% of the outstanding shares, as desired). Based in the preliminary results, the value of the shares to be purchased will be $6.3 million. The preliminary number of shares to be purchased represents approximately 26% of Hemlock Federal Financial Corporation's 1,617,762 shares of common stock outstanding on March 2, 2000.

         Hemlock Federal Financial Corporation is a savings and loan holding company in Oak Forest, Illinois and has approximately $229 million in total assets. Its subsidiary bank, Hemlock Federal Bank for Savings, has 4 banking offices serving Cook County, Illinois.



END.

                                                                Exhibit (a)(2)-9

HFFC     HEMLOCK FEDERAL
         FINANCIAL CORPORATION

For more information contact:                            FOR IMMEDIATE RELEASE
Michael R. Stevens, President                            March 8, 2000
(708) 687-9400


                      HEMLOCK FEDERAL FINANCIAL CORPORATION
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER

         Oak Forest, Illinois -- Hemlock Federal Financial Corporation,  (NASDAQ
NMS: HMLK) announced today final results of the Modified Dutch Auction Tender Offer that expired on Wednesday, March 1, 2000 at 5:00 p.m. New York City time. Consistent with preliminary results released on March 3, 2000, 419,947 shares will be purchased at $15 per share. The final result represents approximately a 98% proration of shares tendered at that price. The value of the shares to be purchased is $6.3 million and the number of shares to be purchased represents approximately 26% of Hemlock Federal Financial Corporation's shares of common stock outstanding on March 8, 2000. After the transaction, there will be 1,197,815 shares of common stock outstanding.

         The tender offer was commenced on February 1, 2000. Under the terms of the offer, Hemlock Federal Financial Corporation originally offered to repurchase up to 388,000 shares of its common stock within a price range of $15.00 per share to $17.50 per share (with the ability to repurchase up to an additional 2% of the outstanding shares, as desired.)

         "We are pleased with the success of the tender offer," stated Chairman and CEO Maureen G. Partynski. "At the price level at which the shares were repurchased, this transaction is accretive to both book value and earnings per share."

         Hemlock Federal Financial Corporation is a savings and loan holding company based in Oak Forest, Illinois and has approximately $229 million in total assets. Its subsidiary bank, Hemlock Federal Bank for Savings has 4 banking offices serving Cook County, Illinois.



END.